UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40277

OLINK HOLDING AB (PUBL)

(Exact name of registrant as specified in its charter)

Salagatan 16A

SE-753 30

Uppsala, Sweden

+46 (0) 18 - 444 39 70

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one common share, quota value SEK 2.431906612623020 per share	OLK	The Nasdaq Global Market
Common Shares, quota value SEK 2.431906612623020 per share*		The Nasdaq Global Market*

* Not for trading, but only in connection with the registration of the American Depositary Shares.

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: fifty-four (54).

Pursuant to the requirements of the Securities Exchange Act of 1934, Olink Holding AB (publ) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 22, 2024	OLINK HOLDING AB (PUBL)

	By:	/s/ Jon Heimer
	Name:	Jon Heimer
	Title:	Chief Executive Officer